SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOURTH QUARTER AND YEAR 2008 CONSOLIDATED RESULTS

February 13, 2009 – VIVO Participações S.A. announces today its consolidated results for the fourth quarter 2008 (4Q08) and for year 2008. The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian Reais in accordance with Brazilian Corporate Law, and the comparable figures refer to the fourth quarter 2007 (4Q07), except as otherwise mentioned.

The conclusion of the acquisition of Telemig Celular Participações, the launching of the 3.5G – WCDMA/HSUPA network – with the largest WCDMA coverage in Brazil, the beginning of operation in the Northeast states, among many other achievements, converged to one sole goal: to provide the best services for the individuals to be able to connect  themselves – whenever wished, however wished, wherever wished, every time more. Thus, we fostered the company in a network, which brings along a lot of opportunities for people to develop themselves, progress and live better. Thus acting, we fed a virtuous cycle which is reflected on the self-sustainable evolution of our own business, closing year 2008 with the best result since Vivo was organized.

Price as of
02/12/2009

Per share
ON - VIVO3 - R$ 34.87
PN - VIVO4 - R$ 34.90
ADR – VIV – US$ 15.24

Free Float- ON Shares      10.5%
Free Float- PN Shares       50.9%
Free Float- Total              36.2%
Treasury shares                 0.3%
Controlling Group             63.5%
Total ON Shares      134,150,345
Total PN  Shares      234,369,011

Market Cap R$ 10,415 million as of 12/31/2008

HIGHLIGHTS

  In December, Vivo’s customer base reached 44,945 thousand customers, with a 29.80% market share, reaffirming its leadership in the domestic market;

  From an inorganic view point, the customer base grew 34.2% and, on a combined basis with Telemig, 20.2%, in the comparison between 4Q08 and the same period of last year;

  In 4Q08, Vivo managed to attract 2,668 thousand new customers, with 27.1% in market share of net additions. In the year-to-date, it recorded 7,561 thousand new customers;

  In December 2008, the WCDMA network already served 314 municipalities with this technology.

  The GSM operation achieved more than 30.4 million accesses, representing 67.8% of the total customer base;

  Service Revenue of R$3,788.8 million, an increase of 26.9% as for an inorganic basis (14.2% as for a combined basis) over 4Q07 and of 4.0% over 3Q08;

  Self-supported data and VAS revenue, which grew 35.1% as for an inorganic growth and 20.8% in a combined comparison in relation to 4Q07, representing 10% of the net service revenue in 4Q08;

  ARPU of R$ 29.1 in the quarter, due to the usage stimulation campaigns;

  EBITDA margin in the quarter of 32.7% growing 6.6 percentile points over 4Q07. EBITDA reached R$ 1,396.3 million in the quarter, a growth of 53.7% from an inorganic view point and 42.6% in a combined comparison over 4Q07;

  In the year-to-date 2008, the EBITDA reached R$ 4,867.5 million, an increase of 37.3% in relation to the year-to-date for the previous year. The EBITDA margin of 30.8% is 5.2 percentile points higher in the comparison between the periods;

  The allowance for doubtful accounts was R$ 59.5 million in the quarter, representing 1.0% of the gross revenue, which represents a reduction of 28.2% in relation to 4Q07;

  Net profit of R$ 215.5 million in the quarter, 60.9% higher than the figure recorded for the previous quarter. In the year-to-date 2008, calculated according to corporate criteria, such amount came to R$ 389.7 million.

  The net debt recorded the amount of R$ 5,302.1 million in 4Q08, due to investments made along the year. All the financial debt is hedged against exchange variation;

  A dividend proposal of R$1.0959 per common and preferred share, will be submitted to the General Shareholders Meeting.

MESSAGE FROM THE PRESIDENT AND CEO

From any view point of analysis, 2008 was an excellent year for Vivo. We reaffirmed our market leadership with a market share of 29.8%. This means that, out of the 150.6 million Brazilians owning cellular phones in the end of December 2008, 44.9 million were our customers. In terms of revenue per user, our share was still higher, approximately 33%. The financial income earned in the year is extremely significant. The net operating revenue grew 14.2% over 2007, recording R$ 15,819.1 million. The EBITDA margin of 30.8% on the operating revenue is 5.2 percentile points higher than it was last year. In the same comparison, the net profit calculated in accordance with the corporate law reverted the negative result recorded in the previous year, totaling R$ 389.7 million.

Undoubtedly, year 2008 was a period of major achievements, among which are our starting to operate in Minas Gerais state, the opening of our operations in the Northeast region, and the launching of 3.5G – WCDMA/HSUPA services. But what is in the core of these and other achievements is something to be sought in a strategy that started to be developed in middle 2005, demanding firm and courageous decisions. We fought fraud and cloning problems, unified systemic platforms and carried out a corporate reorganization. We made a daring decision: to build a GSM network (which technology became the prevailing one) overlapping the CDMA network, in such manner that our customers could be able to talk in the whole domestic territory and in more than 170 countries. In 2007, we acquired Telemig Celular, in order to start operating in Minas Gerais state, as well as the 1.9 (Northeast) and 3G bands. These actions were responsible for giving rise to the 2008 achievements.

Connecting people is our business, doing it with the best quality is our focus. Accordingly, we have become trustworthy to our customers, employees, partners, society, our investors and shareholders. Thus, 2008 results deserve to be reviewed beyond their significant figures. They were generated as from a consistent strategy, pursued by Vivo on a determined and courageous manner in the last years and which serves as basis for its future in a self-supported growth route.

ROBERTO LIMA
President and CEO

Basis for presentation of results

Figures disclosed are subject to differences, due to rounding-up procedures. Information for 4Q07, 2007 year-to-date and 2008 year-to-date was prepared in combination with the results of Telemig Celular Participações, thus allowing comparison with the current quarter results, in which Telemig data are already consolidated and, whenever applicable, re-classified.

HIGHLIGHTS
						Combined
	Consolidated	Consolidated		Combined		Accumulated
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%

Net operating revenue	4,268.3	4,078.2	4.7%	3,744.3	14.0%	15,819.1	13,853.5	14.2%
Net service revenues	3,788.8	3,644.0	4.0%	3,316.9	14.2%	14,170.0	12,349.7	14.7%
Net handset revenues	479.5	434.2	10.4%	427.4	12.2%	1,649.1	1,503.8	9.7%
Total operating costs	(2,872.0)	(2,753.9)	4.3%	(2,765.4)	3.9%	(10,951.6)	(10,307.1)	6.3%
EBITDA	1,396.3	1,324.3	5.4%	978.9	42.6%	4,867.5	3,546.4	37.3%
EBITDA Margin (%)	32.7%	32.5%	0.2 p.p.	26.1%	6.6 p.p.	30.8%	25.6%	5.2 p.p.
Depreciation and amortization	(817.7)	(766.9)	6.6%	(785.7)	4.1%	(3,030.5)	(2,703.7)	12.1%
EBIT	578.6	557.4	3.8%	193.2	199.5%	1,837.0	842.7	118.0%
Net income	215.5	133.9	60.9%	n.a.	n.a.	n.a.	n.a.	n.a.
Net income Consolidated	215.5	133.9	60.9%	26.2	722.5%	389.7	(99.8)	n.a.

Capex	1,319.8	868.4	52.0%	1,195.7	10.4%	4,015.6	2,212.3	81.5%
Capex over net revenues	30.9%	21.3%	9.6 p.p.	31.9%	-1.0 p.p.	25.4%	16.0%	9.4 p.p.
Operating cash flow	76.5	455.9	-83.2%	(216.8)	n.a.	851.9	1,334.1	-36.1%
Change in working capital	(1,186.6)	524.5	n.a.	964.8	n.a.	(649.8)	488.9	n.a.

Customers (thousand)	44,945	42,277	6.3%	37,384	20.2%	44,945	37,384	20.2%
Net additions (thousand)	2,668	1,842	44.8%	2,449	8.9%	7,561	4,896	54.4%

                                    Operating Cash Flow

EBITDA Growth contributes to generation of Operating Cash Flow.

The Operating Cash Flow (EBITDA-CAPEX) recorded a positive result of R$ 76.5 million in the quarter and of R$ 851.9 million in the year-to-date, which was stimulated by the growth in the EBITDA, even with increased investment in 4Q08. This fact, added to the variation in the working capital, in the year-to-date, has accounted for a positive result of R$ 202.1 million.

                                      Capital Expenditures (CAPEX)

Investments in 4Q08 as a result of launching of the WCDMA/HSUPA network, increase of capacity and Northeast coverage.

The expenditures provided the increase in the GSM/EDGE capacity and continuance with the expansion of the footprint of the WCDMA/HSUPA network (wireless high speed data traffic), allowing Vivo to offer broadband services (Vivo ZAP 3.5 G), Digital TV and Video-Call. The company closed the year with coverage in more than 3,000 cities. CAPEX in 4Q08 represents 30.9% of the net revenue. In the year-to-date, the investments total R$ 4,015.6 million (corresponding to 25.4% of the net revenue), mostly applied to acquisition of the licenses. The coverage of 314 municipalities with 3.5G consolidates the leadership of this technology.

CAPEX - VIVO
				Combined
	Consolidated	Consolidated	Combined	Accum
R$ million	4 Q 08	3 Q 08	4 Q 07	2008	2007

Network	978.4	620.6	848.2	1,988.7	1,380.9
Technology / Information System	109.8	96.0	149.4	292.6	308.4
Licenses	0.0	0.0	50.4	1,201.2	50.4
Adjust of Licenses to Present Value (Inst CVM 469/08)	74.8	0.0	0.0	(3.5)	0.0
Products and Services, Channels, Administrative and others	156.8	151.8	147.7	536.6	472.6
Total	1,319.8	868.4	1,195.7	4,015.6	2,212.3

% Net Revenues	30.9%	21.3%	31.9%	25.4%	16.0%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
						Accumulated
	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%

Total number of customers (thousand)	44,945	42,277	6.3%	37,384	20.2%	44,945	37,384	20.2%
Contract	8,561	8,115	5.5%	7,080	20.9%	8,561	7,080	20.9%
Prepaid	36,384	34,162	6.5%	30,304	20.1%	36,384	30,304	20.1%
Market Share (*)	29.8%	30.0%	-0.2 p.p.	30.9%	-1.1 p.p.	29.8%	30.9%	-1.1 p.p.
Net additions (thousand)	2,668	1,842	44.8%	2,449	8.9%	7,561	4,896	54.4%
Market Share of net additions (*)	27.1%	24.2%	2.9 p.p.	29.8%	-2.7 p.p.	25.5%	23.2%	2.3 p.p.
Market penetration	79.1%	73.1%	6.0 p.p.	63.5%	15.6 p.p.	79.1%	63.5%	15.6 p.p.
SAC (R$)	74	76	-2.6%	98	-24.5%	80	102	-21.6%

Monthly Churn	2.5%	2.6%	-0.1 p.p.	2.3%	0.2 p.p.	2.6%	2.4%	0.2 p.p.
ARPU (in R$/month)	29.1	29.4	-1.0%	30.9	-5.8%	29.2	30.1	-3.0%
ARPU Inbound	12.4	13.0	-4.6%	13.8	-10.1%	12.9	13.9	-7.2%
ARPU Outgoing	16.8	16.4	2.4%	17.2	-2.3%	16.3	16.3	0.0%
Total MOU (minutes)	85	89	-4.5%	80	6.3%	87	76	14.5%
MOU Inbound	31	32	-3.1%	36	-13.9%	32	35	-8.6%
MOU Outgoing	54	57	-5.3%	44	22.7%	55	40	37.5%

Employees	8,386	8,286	1.2%	8,423	-0.4%	8,386	8,423	-0.4%
(*) source: Anatel

                               OPERATING HIGHLIGHTS

The offers in 2008 were focused on selected growth and value customers, mainly in high end segments.
  The customer base at the end of the 4Q08 reached 44,945 thousand customers, of which more than 30.4 million in GSM technology, representing an increase of 20.2% in relation to 4Q07 and of 6.3% in relation to 3Q08. The promotions implemented during the quarter and all over the year, the quality differential, the attractiveness of the services, the special efforts to value the customer base and the portfolio of plans and handsets contributed to such growth, keeping Vivo in an absolute leadership position, with 29.8% market share in the end of the quarter.

  Net additions in 4Q08 totaled 2,668 thousand new customers, with a market share of net additions of 27.1%. Activations in GSM and WCDMA technology, which represent 95.2% of total activities, contributed to a consistent, self-sustainable and profitable growth. Being positioned as the best choice in telephone services and best quality, the Company has kept its focus on attracting and retaining high-end customers, maintaining rationality and seeking positive results.

Rationality in the acquisition cost and services attractiveness reduce SAC by 21.6% in the year-to-date 2008
  SAC of R$ 74 in the 4Q08 decreased by 24.5% in relation to 4Q07 and by 2.6% in relation to 3Q08. The reduction was achieved as a result of more competitive offers, lower expenses with customer acquisition subsidies, especially due to higher efficiency of the owned shops, in addition to reduction in publicity and commission expenses, even though with an intense commercial activity in 4Q08. Added to this reduction is a greater participation of handsets and SIM CARDS in the GSM technology, which have a lower cost.

Churn of 2.5% in the quarter, relatively constant in 2008 Growth of the customer base arithmetically dilutes the ARPU.
  Churn of 2.5% in the quarter, with a slight increase of 0.2 percentile points in relation to 4Q07, and a slight reduction in relation to 3Q08, remains relatively stable, reflecting Vivo’s success in its efforts to retain customers. In the comparison of year-to-date 2008 (2.6%) to 2007 (2.4%), the Churn recorded a slight increase, explained by more aggressive competition and acquisition actions focused on chip sets (SIM cards), whose offers effected until 3Q08 stimulated part of the customers to change their number.

  In 4Q08, Vivo continued to make its best efforts towards loyalty and retention of customer, focusing on high-end customers and the DDDs (long-distance area code) of the regions comprised in the first stage of the Number Portability  system, seeking to minimize the effects of this event on the post-paid customer base.

  The Reward Program has continued to be strongly used in the exchange of handsets and in the armoring of the customer base, being consolidated as the main relationship tool.

  With the beginning of the operations in the Northeast region, Vivo started operating all over Brazil increasing the competitiveness and quality of the offers to customers needing a countrywide service.

  The ARPU of R$ 29.1 in the quarter recorded a reduction of 5.8% in relation to 4Q07, despite the 20.2% increase in the customer base in the last 12 months. When compared to 3Q08, the ARPU remained almost stable, especially for the growth of 2.4% in the outgoing ARPU. The increase in the average recharge per customer and the 18.2% growth in the data ARPU are worthy of mention, especially in the postpaid segment in 2008 in comparison with the previous year. This result is due, mainly, to the peer-to-peer SMS service and the sale of VAS for supporting mobile e-mailing services. It is important to consider, further, that due to the amount of additions in the last quarter there was an arithmetic dilution in the ARPU.

The outgoing ARPU has grown more than the incoming ARPU, constantly decreasing the dependence on revenue from interconnection traffic.

Stimulation of on-net and mobile-fixed traffic. Growth of the outgoing traffic due to the campaigns.
  The Blended MOU increased by 6.3% in 4Q08 in relation to 4Q07, with an increase of 22.7% in the outgoing MOU. The campaigns conducted in the period stimulated the outgoing traffic, reducing the interconnection dependence. In the comparison with 3Q08, which period was still marked by the promotional actions started in the previous quarter due to holidays, the blended MOU decreased by 4.5%.
  The total traffic recorded a 29.5% growth in 4Q08 in relation to 4Q07, with emphasis to the 49.1% increase in the outgoing traffic. In the comparison with 3Q08, the traffic had a slight growth of 0.5%, even considering the promotional actions mentioned above. Worthy of mention is the on net mobile-fixed and mobile-mobile on net outgoing voice traffic, which recorded a positive variation of 43.4% and of 67.2%, respectively, in comparison with 4Q07.

NET OPERATING REVENUES - VIVO
							Combined
	Consolidated	Consolidated		Combined		Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%
Access and Usage	1,804.2	1,653.9	9.1%	1,535.8	17.5%	6,494.0	5,713.9	13.7%
Network usage	1,562.5	1,568.6	-0.4%	1,440.4	8.5%	6,039.7	5,503.8	9.7%
Data Revenues plus VAS	379.4	364.5	4.1%	314.2	20.8%	1,438.9	1,041.7	38.1%
Other services	42.7	57.0	-25.1%	26.5	61.1%	197.4	90.3	118.6%
Net service revenues	3,788.8	3,644.0	4.0%	3,316.9	14.2%	14,170.0	12,349.7	14.7%
Net handset revenues	479.5	434.2	10.4%	427.4	12.2%	1,649.1	1,503.8	9.7%
Net Revenues	4,268.3	4,078.2	4.7%	3,744.3	14.0%	15,819.1	13,853.5	14.2%

                             OPERATING REVENUE

Growth of 14.7% in the net service revenue in the year-to-date 2008 The quality of customer base ensures sustainable growth of revenues Continuous growth of data revenue and VAS.

Total net revenue grew 14.0% over 4Q07, due to the growth in the service revenue, which represents growth in all components. Such growth is a result of the natural growth in the customer base, of the actions for stimulation of the recharges and of the sale of products and VAS. In relation to 3Q08, the total net revenue increased by 4.7%, with highlight for the 10.4% increase in the revenue from handsets, as a result of the commercial activity.

The increase of 17.5% in "access and usage revenue", when compared to 4Q07, is mainly due to the increase in the total outgoing revenue, by 18.6%. This was due to the quality and the increase of the customer base and the growth in the total outgoing traffic because of the incentive to usage. When compared to 3Q08, there was an increase of 9.1% in the access and usage revenue as a result of the growth in the customer base, in addition to the stimulation for usage in campaigns directed to the customer base.

Data revenue plus VAS has continued to represent 10.0% of the Total Service Revenue, having recorded a growth of 20.8% in 4Q08 over 4Q07. Several factors contributed to this: increase in the number of customers with access to Vivo Zap (mobile internet), of customers with Blackberry handsets and SmartMail, and the increase in the use of SMS Interactivity, which recorded a growth of more than 400%. The peer to peer SMS has continued to be the largest selling service, accounting for 46% of the data and VAS revenue. In December, Vivo had more than 7 million sole users and more than 570 million of page views in WAP. The stimulation for usage is achieved by campaigns and broadcast and development of thematic portals, such as “Eu Vivo Cinema” (“Camp Rock” and 007 Quantum of Solace”) and “Vivo na Música”. Mallu Magalhães, who won success in My Space, launched her 1st album in October 2008 only to Vivo customers.

OPERATING COSTS - VIVO
							Combined
	Consolidated	Consolidated		Combined		Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%
Personnel	(205.9)	(194.8)	5.7%	(221.0)	-6.8%	(795.0)	(810.1)	-1.9%
Cost of services rendered	(1,062.4)	(998.9)	6.4%	(900.4)	18.0%	(4,025.2)	(3,450.7)	16.6%
Leased lines	(87.1)	(72.2)	20.6%	(69.2)	25.9%	(286.8)	(274.6)	4.4%
Interconnection	(571.9)	(571.4)	0.1%	(509.5)	12.2%	(2,208.5)	(1,828.0)	20.8%
Rent/Insurance/Condominium fees	(85.4)	(73.7)	15.9%	(54.9)	55.6%	(291.4)	(244.1)	19.4%
Fistel and other taxes and contributions	(177.7)	(169.0)	5.1%	(146.0)	21.7%	(670.7)	(554.4)	21.0%
Third-party services	(136.1)	(124.7)	9.1%	(116.7)	16.6%	(534.7)	(476.3)	12.3%
Others	(4.2)	12.1	n.a.	(4.1)	2.4%	(33.1)	(73.3)	-54.8%
Cost of goods sold	(720.6)	(615.0)	17.2%	(672.1)	7.2%	(2,473.3)	(2,236.4)	10.6%
Selling expenses	(842.0)	(814.1)	3.4%	(829.2)	1.5%	(3,300.4)	(3,000.9)	10.0%
Provision for bad debt	(59.5)	(71.8)	-17.1%	(82.9)	-28.2%	(312.1)	(390.5)	-20.1%
Third-party services	(640.0)	(601.4)	6.4%	(603.2)	6.1%	(2,390.9)	(2,090.1)	14.4%
Customer loyalty and donatios	(97.7)	(103.6)	-5.7%	(99.6)	-1.9%	(438.2)	(368.0)	19.1%
Others	(44.8)	(37.3)	20.1%	(43.5)	3.0%	(159.2)	(152.3)	4.5%
General & administrative expenses	(76.4)	(160.6)	-52.4%	(183.2)	-58.3%	(600.8)	(701.6)	-14.4%
Third-party services	(47.3)	(133.5)	-64.6%	(154.2)	-69.3%	(492.0)	(589.5)	-16.5%
Others	(29.1)	(27.1)	7.4%	(29.0)	0.3%	(108.8)	(112.1)	-2.9%
Other operating revenue (expenses)	35.3	29.5	19.7%	40.5	-12.8%	243.1	(107.4)	n.a.
Operating revenue	130.1	92.6	40.5%	120.8	7.7%	620.7	350.9	76.9%
Operating expenses	(97.6)	(69.7)	40.0%	(73.4)	33.0%	(414.0)	(461.4)	-10.3%
Other operating revenue (expenses)	2.8	6.6	-57.6%	(6.9)	n.a.	36.4	3.1	1074.2%
Total costs before depreciation / amortization	(2,872.0)	(2,753.9)	4.3%	(2,765.4)	3.9%	(10,951.6)	(10,307.1)	6.3%
Depreciation and amortization	(817.7)	(766.9)	6.6%	(785.7)	4.1%	(3,030.5)	(2,703.7)	12.1%
Total operating costs	(3,689.7)	(3,520.8)	4.8%	(3,551.1)	3.9%	(13,982.1)	(13,010.8)	7.5%

                                      OPERATING COSTS

Strict control over structural costs contributes to keeping growth profitable.

The 18.0% increase in the cost of the services rendered in 4Q08, when compared with 4Q07, is the result of a 12.2% increase in the interconnection costs caused by an increase in the total outgoing traffic and an increase in the Fistel fee, due to the growth of the customer base, in addition to an increase in the leased lines. In comparison with 3Q08, which is positively impacted by the end of co-billing renegotiations, it recorded a growth of 6.4% related to the increase in leased lines expenses and third-party services. In the year-to-date 2008, this item recorded an increase of 16.6% due to the growth in interconnection expenses, Fistel Fee and third-party services, mainly in plant maintenance.

Commercial and operational efficiency.

Despite the increased commercial activity and the 21.7% growth in gross additions, the cost of goods sold in 4Q08 recorded an increase of 7.2% in relation to 4Q07. Worthy of mention: this rate is lower than the evolution of the commercial activity in the period. The growth is due to the foreign exchange appreciation between the two periods. In the year-to-date 2008, the increase of 10.6% has the same components mentioned above.

In the 4Q08, the selling expenses grew 1.5% over 4Q07, reflecting the increase in expenses with third-party services, such as: publicity and advertising, outsourced labor and client care. The increase was almost fully offset by a reduction in the allowance for doubtful accounts. In the comparison with 3Q08, selling expenses increased by 3.4%, as a result of expenses with third-party services, especially publicity and advertising, and other expenses with materials for points of sale, having been offset by a reduction in the allowance for doubtful accounts.

Allowance for doubtful accounts under control, despite the intense commercial activity.

Both in relation to 4Q07 and to 3Q08, the allowance for doubtful accounts in 4Q08 showed a reduction of 28.2% and of 17.1%, respectively. The amount of R$ 59.5 million represents 1.0% of the total gross revenue, the lowest index since Vivo was organized. The drop is of 0.6 percentile points in relation to the 4Q07 (1.6% of the gross revenue) and of 0.2 percentile points in relation to 3Q08 (1.2% of the gross revenue). In the year-to-date 2008 in comparison to 2007, the allowance for doubtful accounts were reduced by 20.1%. In this quarter besides the collection actions and the strict control when granting credit, the result was positively impacted by the corporate segment credit recovery and by the same strategy through our campaigns that gave incentives to use thirteenth (13th) salary in the individual segment.

The general and administrative expenses decreased by 58.3% in 4Q08 in relation to 4Q07, mainly due to the decrease in expenses with third-party services, especially technical assistance. In the comparison with 3Q08, the decrease was of 52.4%, reflecting lower expenses with third-party services, especially consulting, and others related to technical-administrative services, as well as settlements with suppliers.

Other Operating Revenue/Expenses recorded revenue of R$ 35.3 million. This result was possible because of the reduction of expenses with taxes, duties and contributions and the drop in the provisions for contingencies, in addition to the increase in the revenue from fines. The comparison with 3Q08 also presents an increase in the revenues from recovered expenses, impacted by the increase in the provision for contingencies. As set forth in MP 449/08, the amounts which were previously accounted for as non-operating Revenues/Expenses started being posted to this account. The change resulted in a negative impact of R$ 2.3 million in this quarter, causing a direct effect on the EBITDA of the same amount.

                          EBITDA

EBITDA margin of 32.7%. EBITDA recorded an increase of 42.6% in the 4Q08 over the 4Q07 and of 37.3% in the year-to-date 2008

The EBITDA (earnings before interests, taxes, depreciation and amortization) in the 4Q08 was R$ 1,396.3 million, an increase of 42.6% in relation to 4Q07. The EBITDA margin of 32.7% represents an increase of 6.6 percentile points. When compared to 3Q08, which already recorded an excellent result, the EBITDA had a 5.4% increase, with margin growing 0.2 percentile points. The result recorded in 4Q08 reflects the continued growth in the revenues due to the increase in the customer base, combined to a lower increase of costs, especially the structural costs, which were kept under strict control. This progress is also due to the stability in the cost of goods sold, made possible by the sales of GSM handsets, at lower acquisition cost.

                                  DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 4.1% in relation to 4Q07, due to the depreciation of TDMA and CDMA technologies and to the digital ERBs, in addition to the amortization of the goodwill by the acquisition of Telemig. When compared to 3Q08, it recorded an increase of 6.6%, due to the investments made in the period.

FINANCIAL REVENUES (EXPENSES) - VIVO
							Combined
	Consolidated	Consolidated		Combined		Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%
Financial Revenues	65.2	96.6	-32.5%	56.3	15.8%	330.3	260.7	26.7%
Other financial revenues	90.5	96.6	-6.3%	83.9	7.9%	371.8	288.3	29.0%
(-) Pis/Cofins taxes on financial revenues	(25.3)	0.0	n.a.	(27.6)	-8.3%	(41.5)	(27.6)	50.4%
Financial Expenses	(312.7)	(240.2)	30.2%	(165.9)	88.5%	(871.0)	(699.9)	24.4%
Other financial expenses	(236.4)	(140.5)	68.3%	(123.6)	91.3%	(547.3)	(463.7)	18.0%
Gains (Losses) with derivatives transactions	(76.3)	(99.7)	-23.5%	(42.3)	80.4%	(323.7)	(236.2)	37.0%
Exchange rate variation / Monetary variation	(35.3)	(48.5)	-27.2%	6.7	n.a.	(79.1)	13.0	n.a.
Net Financial Income	(282.8)	(192.1)	47.2%	(102.9)	174.8%	(619.8)	(426.2)	45.4%

Charges on the financing of 3G licenses are reflected on the increase of the financial expenses.

The net financial expenses of Vivo increased in the comparison between 4Q08 and 3Q08 by R$ 90.7 million. This variation is explained, mainly, by the recognition of the additional extraordinary provision made in the 3Q08 in the amount of R$67.0 million due to the recognition of financing charges of 3G licenses (pursuant to the conditions contained in the Invitation to Auction, the amount of the financing is adjusted to the IST – Telecommunication Services Index – added by 1% monthly) acquired by its subsidiary, Vivo S/A, with Anatel arising out of the reversal of the expected payment without charges until December 11, 2008 and by the extraordinary effect of the assessment of PIS/COFINS taxes on the allocation of the Interest on Own Capital in the amount of R$ 25.3 million.

In relation to 4Q07, Vivo’s financial expense increased by R$ 179.9 million, mainly due to the recognition of the provision for charges on the financing of the 3G licenses acquired from Anatel, as detailed above, and to the increase in the net debt generated by the disbursements in the amount of R$ 2,664.5 million required for the acquisition of Telemig Celular Participações S/A (Control, Voluntary Public Offering and Mandatory Public Offering).

In the comparison between year-to-date 2008 and 2007, Vivo’s financial expenses increased by R$ 193.6 million. In addition to the above mentioned effects of increase in the net debt due to the disbursements generated in the acquisition of Telemig and recognition of financing charges in connection with the 3G licenses, the increase expense (R$ 13.9 million) in 2008 for PIS/COFINS on the allocation of the Interest on Own Capital is worthy of mention, as well as the increase effective interest rate in 2008 (12.37% in 2008 and 11.77% in 2007).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	361.6	1,422.4	9.5	862.6	-	2,656.0
Debentures	1,078.4	-	-	-	-	1,078.4
Commercial Papers	1,091.4	-	-	-	-	1,091.4
Resolution 2770	163.2	-	-	357.9	1,355.7	1,876.8
Anatel (Financing of 3G Licenses)	1,196.1	-	-	-	-	1,196.1
Working Capital	254.4	-	-	-	-	254.4
Others	0.1	-	-	0.3	-	0.4
Adjust "Law 11.638/07"	(6.5)	-	-	(128.2)	(15.7)	(150.4)
Total	4,138.7	1,422.4	9.5	1,092.6	1,340.0	8,003.1
Exchange rate used		1.971714	0.045729	2.337000	0.025800
Payment Schedule - Long Term
2009	1,406.0	126.2	3.7	275.0	1,309.0	3,119.8
as from 2009	2,732.8	1,296.2	5.8	817.6	30.9	4,883.3
Total	4,138.7	1,422.4	9.5	1,092.6	1,339.9	8,003.1

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT - VIVO
	Consolidated		Combined
	Dec 30.08	Sep 30.08	Dec 30.07
Short Term	3,119.8	2,388.1	1,999.5
Long Term	4,883.3	3,461.7	2,539.8
Total debt	8,003.1	5,849.8	4,539.3
Cash and cash equivalents	(2,271.7)	(1,971.8)	(2,981.1)
Derivatives	(429.3)	90.5	530.7
Net Debt	5,302.1	3,968.5	2,088.9

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

The Company has chosen the financing with ANATEL for the 3G licenses

The Company closed year 2008 with a debt of R$ 8,003.1 million (R$ 4,539.3 million in the end of 2007), of which 31% is denominated in foreign currency, being fully protected by hedge transactions.
The debt recorded at December 31, 2008 was offset by the funds available in cash and financial investments (R$ 2,271.7 million) and by derivative assets and liabilities (R$ 429.3 million receivable), resulting in a net debt of R$ 5,302.1 million (R$ 2,088.9 million at December 31, 2007).

In the comparison between the net debt in 4Q08 versus 4Q07, there was an increase of R$ 3,213.2 million, due to the large amount of investments along the year, among which worthy of mention are the acquisition of 3G licenses in the amount of R$ 1,201.2 million and the acquisition of Telemig Celular Participações S/A in the amount of R$ 2,664.5 million (R$ 1,233.1 million for the share control, R$ 527.5 million referring to the Voluntary Public Offering and R$ 903.9 million referring to the Mandatory Public Offering), offset by cash generation in the period.

Having adhered to the financing of the 3G license, the company managed to keep holding its cash position at a time of market turbulence and also extending its debt profile. The cost of the financing was pursuant to the IST (Telecommunications Industry Index) plus interest of 1% monthly. The payment shall be made in six equal and annual installments, with maturity dates within up to 36, 48, 60, 72, 84 and 96 months counted as from April 29, 2008 (date of execution of the instrument of authorization for use of radiofrequencies).

The debt profile has improved. In 4Q07, 56% of the debt was at long term; in 4Q08, 61%. This change in the debt composition has occurred due to increased funding from structured transactions (BNDES and BNB) and use of the credit facility for the 3G license made available at the auction held by Anatel.

Net Profit of R$ 215.5 million.

A Net Profit of R$ 215.5 million was recorded in the quarter, pursuant to the corporate law. The operating profit (EBIT) grew 199.5% when compared to the 4Q07, recording R$ 578.6 million in the quarter. In the year-to-date, the net profit was R$ 389.7 million. This result is stated according to the corporate law.

Capital Market.

The shares of Vivo Participações were traded in 100% of the trading floor sessions of the São Paulo Stock Exchange and of the New York Stock Exchange in this quarter. The common shares devaluated by 16.8% while the preferred shares recorded a decrease of 9.4%, always in comparison with the last trading day in the quarter.

Dividends and Interest on Own Capital.

On December 17, 2008, the Board of Directors of the Company, approved the crediting of interest on own capital, pursuant to article 9 of Law 9.249/95 and Resolution n.º 207/96 of the Brazilian Securities and Exchange Commission, in the total amount of R$ 161,113,275.00 (R$ 0.438528010149 per common and preferred share), with deduction of 15% withholding income tax, resulting in total net interest of R$ 136,946,283.75 (R$ 0.372748808626 per common and preferred share, except for shareholders proven to be tax-immune or exempted).
The corresponding credit shall be posted to the accounting records of the Company based on the shareholding position as of December 30, 2008, that is, the shares are ex-interest as from January 02, 2009

The amount of the interest on own capital, net of the applicable withholding income tax, shall be deducted from the amount of the mandatory dividend and of the statutory dividend of the common and preferred shares, for fiscal year 2008, for all effects provided for in the corporate law.

The Management has further proposed the payment of dividends in the amount of R$ 265,685,315.22 (R$ 0.723158613772 per common and preferred share), resulting in a total net amount of Interest on Own Capital plus Dividends of R$ 1.095907422398 per common and preferred share, which shall be confirmed at the General Shareholders Meeting to be held in 2009.

Shareholding Structure and Capital Stock Composition

Summarized
Shareholding
Structure

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on Dec 31, 2008
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	19,193,624	14.3%	4,206,362	1.8%	23,399,986	6.3%
Brasilcel, N.V.	55,719,376	41.5%	91,087,513	38.9%	146,806,889	39.8%
Sudestecel Participações LTDA	22,547,496	16.8%	1,169,552	0.5%	23,717,048	6.4%
Avista Participações LTDA	2,407,614	1.8%	11,653,452	5.0%	14,061,066	3.8%
TBS Celular Participações LTDA	17,204,638	12.8%	291,449	0.1%	17,496,087	4.7%
Tagilo Participações LTDA	3,015,261	2.2%	5,656,432	2.4%	8,671,693	2.4%
Controlling Shareholder Group	120,088,009	89.5%	114,064,760	48.7%	234,152,769	63.5%
Treasury shares	0	0.0%	1,123,725	0.5%	1,123,725	0.3%
Others shareholders	14,062,336	10.5%	119,180,526	50.9%	133,242,862	36.2%
TOTAL	134,150,345	100.0%	234,369,011	100.0%	368,519,356	100.0%

CONSOLIDATED INCOME STATEMENTS - VIVO
	Consolidated	Consolidated		Combined		Combined
						Accum
R$ million	4 Q 08	3 Q 08	Δ%	4 Q 07	Δ%	2008	2007	Δ%
Gross Revenues	6,002.9	5,750.6	4.4%	5,282.9	13.6%	22,211.7	19,576.3	13.5%
Gross service revenues	5,055.9	4,898.5	3.2%	4,410.5	14.6%	18,925.5	16,353.1	15.7%
Deductions – Taxes and others	(1,267.1)	(1,254.5)	1.0%	(1,093.6)	15.9%	(4,755.5)	(4,003.4)	18.8%
Gross handset revenues	947.0	852.1	11.1%	872.4	8.6%	3,286.2	3,223.2	2.0%
Deductions – Taxes and others	(467.5)	(417.9)	11.9%	(445.0)	5.1%	(1,637.1)	(1,719.4)	-4.8%

Net Revenues	4,268.3	4,078.2	4.7%	3,744.3	14.0%	15,819.1	13,853.5	14.2%
Net service revenues	3,788.8	3,644.0	4.0%	3,316.9	14.2%	14,170.0	12,349.7	14.7%
Access and Usage	1,804.2	1,653.9	9.1%	1,535.8	17.5%	6,494.0	5,713.9	13.7%
Network usage	1,562.5	1,568.6	-0.4%	1,440.4	8.5%	6,039.7	5,503.8	9.7%
Data Revenues plus VAS	379.4	364.5	4.1%	314.2	20.8%	1,438.9	1,041.7	38.1%
Other services	42.7	57.0	-25.1%	26.5	61.1%	197.4	90.3	118.6%
Net handset revenues	479.5	434.2	10.4%	427.4	12.2%	1,649.1	1,503.8	9.7%

Operating Costs	(2,872.0)	(2,753.9)	4.3%	(2,765.4)	3.9%	(10,951.6)	(10,307.1)	6.3%
Personnel	(205.9)	(194.8)	5.7%	(221.0)	-6.8%	(795.0)	(810.1)	-1.9%
Cost of services rendered	(1,062.4)	(998.9)	6.4%	(900.4)	18.0%	(4,025.2)	(3,450.7)	16.6%
Leased lines	(87.1)	(72.2)	20.6%	(69.2)	25.9%	(286.8)	(274.6)	4.4%
Interconnection	(571.9)	(571.4)	0.1%	(509.5)	12.2%	(2,208.5)	(1,828.0)	20.8%
Rent/Insurance/Condominium fees	(85.4)	(73.7)	15.9%	(54.9)	55.6%	(291.4)	(244.1)	19.4%
Fistel and other taxes and contributions	(177.7)	(169.0)	5.1%	(146.0)	21.7%	(670.7)	(554.4)	21.0%
Third-party services	(136.1)	(124.7)	9.1%	(116.7)	16.6%	(534.7)	(476.3)	12.3%
Others	(4.2)	12.1	n.a.	(4.1)	2.4%	(33.1)	(73.3)	-54.8%
Cost of handsets	(720.6)	(615.0)	17.2%	(672.1)	7.2%	(2,473.3)	(2,236.4)	10.6%
Selling expenses	(842.0)	(814.1)	3.4%	(829.2)	1.5%	(3,300.4)	(3,000.9)	10.0%
Provision for bad debt	(59.5)	(71.8)	-17.1%	(82.9)	-28.2%	(312.1)	(390.5)	-20.1%
Third-party services	(640.0)	(601.4)	6.4%	(603.2)	6.1%	(2,390.9)	(2,090.1)	14.4%
Costumer loyalty and donations	(97.7)	(103.6)	-5.7%	(99.6)	-1.9%	(438.2)	(368.0)	19.1%
Others	(44.8)	(37.3)	20.1%	(43.5)	3.0%	(159.2)	(152.3)	4.5%
General & administrative expenses	(76.4)	(160.6)	-52.4%	(183.2)	-58.3%	(600.8)	(701.6)	-14.4%
Third-party services	(47.3)	(133.5)	-64.6%	(154.2)	-69.3%	(492.0)	(589.5)	-16.5%
Others	(29.1)	(27.1)	7.4%	(29.0)	0.3%	(108.8)	(112.1)	-2.9%
Other operating revenue (expenses)	35.3	29.5	19.7%	40.5	-12.8%	243.1	(107.4)	n.a.
Operating revenue	130.1	92.6	40.5%	120.8	7.7%	620.7	350.9	76.9%
Operating expenses	(97.6)	(69.7)	40.0%	(73.4)	33.0%	(414.0)	(461.4)	-10.3%
Other operating revenue (expenses)	2.8	6.6	-57.6%	(6.9)	n.a.	36.4	3.1	1074.2%

EBITDA	1,396.3	1,324.3	5.4%	978.9	42.6%	4,867.5	3,546.4	37.3%
Margin %	32.7%	32.5%	0.2 p.p.	26.1%	6.6 p.p.	30.8%	25.6%	5.2 p.p.
Depreciation and Amortization	(817.7)	(766.9)	6.6%	(785.7)	4.1%	(3,030.5)	(2,703.7)	12.1%
EBIT	578.6	557.4	3.8%	193.2	199.5%	1,837.0	842.7	118.0%
Net Financial Income	(282.8)	(192.1)	47.2%	(102.9)	174.8%	(619.8)	(426.2)	45.4%
Financial Revenues	65.2	96.6	-32.5%	56.3	15.8%	330.3	260.7	26.7%
Other financial revenues	90.5	96.6	-6.3%	83.9	7.9%	371.8	288.3	29.0%
(-) Pis/Cofins taxes on financial revenues	(25.3)	0.0	n.a.	(27.6)	-8.3%	(41.5)	(27.6)	50.4%
Financial Expenses	(312.7)	(240.2)	30.2%	(165.9)	88.5%	(871.0)	(699.9)	24.4%
Other financial expenses	(236.4)	(140.5)	68.3%	(123.6)	91.3%	(547.3)	(463.7)	18.0%
Gains (Losses) with derivatives transactions	(76.3)	(99.7)	-23.5%	(42.3)	80.4%	(323.7)	(236.2)	37.0%
Exchange rate variation / Monetary variation	(35.3)	(48.5)	-27.2%	6.7	n.a.	(79.1)	13.0	n.a.
Taxes	(67.3)	(210.4)	-68.0%	(38.6)	74.4%	(574.2)	(338.3)	69.7%
Changes in shareholders´ Equity that do not affect income	0.0	0.0	n.a.	0.0	n.a.	0.0	1.0	n.a.
Minority Interest	(13.0)	(21.0)	-38.1%	0.0	n.a.	0.0	0.0	n.a.

Net Income	215.5	133.9	60.9%	n.a	n.a.	n.a	n.a	n.a.

Net Income Consolidated	215.5	133.9	60.9%	26.2	722.5%	389.7	(99.8)	n.a.

CONSOLIDATED BALANCE SHEET - VIVO
R$ million	Consolidated	Combined

ASSETS	Dec 30. 08	Dec 30. 07	Δ%

Current Assets	8,927.3	8,140.3	9.7%
Cash and equivalents cash	2,182.9	2,921.6	-25.3%
Temporary cash investments (collateral)	41.5	32.4	28.1%
Net accounts receivable	2,578.5	2,411.7	6.9%
Inventory	778.7	411.9	89.1%
Prepayment to Suppliers	1.6	1.2	33.3%
Deferred and recoverable taxes	2,358.7	1,920.1	22.8%
Derivatives transactions	347.4	1.5	n.a
Prepaid Expenses	316.6	235.7	34.3%
Other current assets	321.4	204.2	57.4%

Non- Current Assets	14,857.8	12,426.0	19.6%
Long Term Assets:
Temporary cash investments (as collateral)	47.3	27.1	74.5%
Deferred and recoverable taxes	2,720.3	2,695.7	0.9%
Derivatives transactions	285.3	9.0	3070.0%
Prepaid Expenses	80.2	61.1	31.3%
Other long term assets	46.3	59.9	-22.7%
Investment	1,424.4	667.5	113.4%
Plant, property and equipment	7,183.9	7,047.4	1.9%
Net intangible assets	3,014.7	1,799.5	67.5%
Deferred assets	55.4	58.8	-5.8%

Total Assets	23,785.1	20,566.3	15.7%

LIABILITIES

Current Liabilities	9,379.8	7,684.5	22.1%
Personnel, tax and benefits	185.5	208.3	-10.9%
Suppliers and Consignment	3,726.3	3,453.3	7.9%
Taxes, fees and contributions	785.6	711.6	10.4%
Loans and financing	3,098.3	1,459.6	112.3%
Debentures	21.5	539.9	-96.0%
Interest on own capital and dividends	545.9	81.6	569.0%
Contingencies provision	91.1	81.4	11.9%
Derivatives transactions	105.4	438.9	-76.0%
Licence Concession	0.0	5.6	n.a
Other current liabilities	820.2	704.3	16.5%

Non-Current Liabilities	5,550.0	3,186.6	74.2%
Long Term Liabilities:
Taxes, fees and contributions	263.6	193.9	35.9%
Loans and financing	3,826.4	1,533.6	149.5%
Debentures	1,056.9	1,006.2	5.0%
Contingencies provision	102.9	126.6	-18.7%
Derivatives transactions	98.0	102.3	-4.2%
Licence Concession	0.0	70.0	-100.0%
Other long term liabilities	202.2	154.0	31.3%

Minority interest	587.8	177.6	231.0%

Shareholder's Equity	8,267.5	9,517.6	-13.1%

Total Liabilities and Shareholder's Equity	23,785.1	20,566.3	15.7%

CONFERENCE CALL – 4Q08

In English

Date: February 13, 2009 (Friday)
Time: 11:00 a.m. (Brasília time) and 08:00 a.m. (New York time)
Telephone number: (+1 412) 858-4600
Conference Call Code: VIVO
Webcast: www.vivo.com.br/ir

The conference call audio replay will be available at telephone number (+1 412) 317-0088 code: 426805#1 or in our website

VIVO – Investor Relations
Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts  = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted for the same primary area code.
VC3 – Communication values for Calls outside the primary area code.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).
Partial Bill & Keep – system of collection for use of local network between SMP operators which occurs only when traffic between them exceeds 55%, which impacts over revenue and interconnection cost, which ceased to be charged as from July 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.